First Rate Staffing Corporation

2775 West Thomas Road

Suite 107

Phoenix, Arizona 85018

(602) 442-5277

July 13, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Registration Statement on Form S-1

File No. 333-184910

To the Securities and Exchange Commission:

First Rate Staffing Corporation (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-1 (File No. 333-184910). The Company requests the qualification to be effective as of 12:00 p.m. Eastern time on Friday, July 17, 2015.

In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FIRST RATE STAFFING CORPORATION

/s/ Cliff Blake

Cliff Blake
Chief Executive Officer